Exhibit 99.1

Genius Group Announces 2023 Financial Results, 150% Pro Forma Revenue Growth to $70.4 million

Singapore, May 15, 2024 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading provider of AI-powered, digital-first education solutions, announced today its financial results for the year ended December 31, 2023.

Business Highlights for Fiscal 2023

●	2023 audited revenue increased 27% to $23.1 million from $18.2 million in 2022.
●	Pro forma 2023 revenue increased 150% to $70.4 million from $28.1 million in 2022, including revenue from the FatBrain AI transaction.
●	Students and users increased 24% to 5.5 million from 4.4 million in 2022.
●	Gross profit increased to $11.9 million or 52% of revenue compared to $8.6 million, or 47% of revenue in 2022.
●	Net loss after tax reduced 90% to ($5.7) million compared to ($56.0) million in 2022. On a pro forma basis, net loss after tax reduced further to ($0.8) million.
●	Reiterates previously issued 2024 pro forma revenue guidance of at least $105 million for the full year, a 50% increase compared to 2023’s pro forma revenue of $70.4 million

Roger James Hamilton, Founder and CEO of Genius Group, commented “2023 was a year of significant growth in revenue combined with a significant reduction in costs, positioning us for strong, sustainable growth in 2024.”

“2024 is already proving to be a truly transformative year for Genius Group. The completion of the recent of acquisition FatBrain AI and pending OpenExO transaction have accelerated our plans to build a global AI education and acceleration group. We are building upon our AI-driven Edtech platform, GeniusU, with in-demand AI training and AI tools to power the exponential economies of tomorrow.”

“We are launching our Genius City Model, beginning with Singapore, Dubai and Abu Dhabi, to deliver localized learning ecosystems for students, entrepreneurs, businesses and governments to access AI education and acceleration tools with their own localized AI avatars and assistants. Our Genius City Model has attracted global interest, with nine new Genius Cities now scheduled to launch in 2024: London, Tokyo, Mumbai, Miami, Las Vegas, Toronto, Vancouver, Stockholm and Santiago.”

Audited Financial Results

The audited financial results are for the seven companies within Genius Group (excluding the FatBrain AI and pending OpenExO transactions completed and to be completed in 2024) and including nine months of Entrepreneur Resorts Ltd prior to its spin off in October 2023.

●	During the year ended December 31, 2023, overall revenue totaled $23.1 million, or an increase of 27%, compared to $18.2 million in the previous year. This was driven by an increase in Education Revenue of 37% from $13.6 million to $18.6 million and decrease in campus revenue by 4% from $4.6 million in 2022 to $4.5 million in 2023 as a result of the ERL spin off.

●	Gross profit increased to $11.9 million or 52% of revenue compared to $8.6 million, or 47% or revenue in 2022.

●	Operating expenses decreased to $48.3 million in 2023 compared to $51.1 million in 2022. The decrease in our operating expenses is the result of lower impairments offset by continued investment in our business.

●	Net loss for 2023 was ($5.7) million compared to a net loss of ($56.0) million in 2022. Earnings per diluted share were $(0.10) in 2023 compared to $(2.47) in 2022.

●	Cash and equivalents on December 31, 2023 were $1.3 million. Total assets at December 31, 2023 were $43.2 million.

Pro Forma Financial Results

Genius Group pro forma financial results is for the seven companies within Genius Group, taking into account the Group Companies including FatBrain AI with the transaction completed in March 2024, and excluding Entrepreneur Resorts Ltd, which spun off in October 2023, and pending OpenExO, as the agreement was completed in 2024 but final closing is pending various closing conditions being met.

The Pro Forma Financial Results should be viewed as the current group’s financial performance, of which the audited financial results represent a subset of this group – the group prior to the 2024 FatBrain AI transaction. The historical results do not necessarily indicate our expected results for any future periods.

●	During the year ended December 31, 2023, overall pro forma revenue totaled $70.4 million, compared to $28.1 million in 2022.

●	Pro forma gross profit was $17.0 million or 24% of revenue.

●	Pro forma net loss after tax was ($0.8) million.

●	Pro forma total assets was $97.9 million.

Strategic and Operational Highlights

●	Welcomed leading education entrepreneurs to our investor base, including Michael Moe (Founder and CEO of GSV Ventures), Brent Richardson (Past CEO and Chairman of Grand Canyon Education), Dr Ali Saeed Bin Harmal Aldhaheri (Founder and Chairman of Abu Dhabi University).

●	Added new Board Members and Executive Team, including Salim Ismail (Founder, OpenExO), Eric Pulier (Founder, Vatom), new Chairman, Michael Moe, and new CFO, Adrian Reese.

●	Completed transaction with FatBrain AI and signed agreement with OpenExo, building AI product suite

●	Launched Genius City model with first cities Singapore, Dubai and Abu Dhabi

●	Launched AI educator suite of AI Genie and AI Avatars

●	Launched full AI-driven partner portal for education and community partners

●	Moved from campus to digital revenue with spin off of ERL and closure of UAV

●	Restructured financing with full repayment of $18.3 million convertible note eighteen months ahead of schedule.

Financial Guidance

Genius Group maintains its 2024 financial guidance as we scale our GeniusU, AI-Driven Edtech platform and scale our Genius City model of local teams delivering AI training and AI tools to participating cities around the world. We believe we are on a strong, sustainable pathway of ongoing organic growth and acquisitions, leading to continued revenue growth and a path to sustainable, cash positive, profitable growth.

Profit & Loss Performance

	Pro forma	Audited Financials
	Year Ended	Year Ended
	December 31,	December 31,
	2023	2023	2022
	(USD 000’s)	(USD 000’s)	(USD 000’s)
Revenue	70,371	23,063	18,194
Cost of revenue	(53,325)	(11,127)	(9,555)
Gross profit	17,046	11,936	8,639
Other Operating Income	346	344	144
Operating Expenses	(47,753)	(48,347)	(51,121)
Operating Loss	(30,361)	(36,067)	(42,338)
Other income	32,965	32,981	418
Other Expense	(4,070)	(3,704)	(15,151)
Net Loss Before Tax	(1,466)	(6,790)	(57,070)
Tax Benefits	644	1,079	1,063
Net Loss	(822)	(5,711)	(56,007)
Other Comprehensive Income	(204)	(204)	(290)
Total Comprehensive Loss	(1,026)	(5,915)	(56,297)
Net income per share, basic and diluted	(0.01)	(0.10)	(2.47)
Weighted-average number of shares outstanding, basic and diluted	55,501,971	55,501,971	22,634,366

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 200 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on May 14, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Investor Relations Contact:
Brian M. Prenoveau, CFA
Managing Director
MZ Group - MZ North America
(561) 489-5315
GNS@mzgroup.us
www.mzgroup.us